UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 18, 2013

Commission File Number:  000-50492

LIVEREEL MEDIA CORPORATION
(Translation of registrant's name into English)

130 King Street West, Suite 2950,
Toronto, Ontario M5X 1C7, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K Items

1.   Form 51-102F3 -- Material Change Report

2.   Press Release Announcing New Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVEREEL MEDIA CORPORATION

Date: June 18, 2013	By:	/s/ Henry Kneis
Henry Kneis Chief Financial Officer

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	REPORTING ISSUER

LiveReel Media Corporation (the “Issuer”)
130 King Street West, Suite 2950
Toronto, Ontario
M5X 1C7

Item 2.	DATE OF MATERIAL CHANGE

June 10, 2013.

Item 3.	PRESS RELEASE

A press release was issued by the Issuer on June 10, 2013 via a Canadian news wire service, a copy of which has been filed on SEDAR.

Item 4.	SUMMARY OF MATERIAL CHANGE

The Issuer appoints Jeff Kehoe a director of the Issuer.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Issuer announced the appointment of Jeff Kehoe who joins the board of directors following the resignation of Jason Meretsky. The Board currently consists of three directors, Henry Kneis, Michael Wekerle and Jeff Kehoe.

Item 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

Item 7.	OMITTED INFORMATION

No information has been omitted from this material change report.

Item 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

Henry Kneis, Chief Financial Officer
Telephone: (416) 649-5085
Facsimile (416) 649-5099

Item 9.	DATE OF REPORT

June 10, 2013.

NOT FOR DISTRIBUTION TO UNITED STATES OF AMERICA WIRE
SERVICES OR DISSEMINATION IN THE UNITED STATES OF AMERICA

LIVEREEL ANNOUNCES NEW DIRECTOR

TORONTO, ONTARIO, June 10, 2013 – LiveReel Media Corporation (OTC: LVRLF.PK) announced that Jason Meretsky has resigned as a director of the Corporation, and was replaced by Jeff Kehoe.  The Board of Directors now consists of Michael Wekerle, Henry Kneis and Jeff Kehoe.

Mr. Kehoe has over a decade of experience as Director and Vice President Enforcement at the Investment Industry Regulatory Organization of Canada (“IIROC”). Prior to IIROC, he served as Clerk to the Chief Justice of Ontario, Crown Attorney, and Department of Justice Crown Counsel. Mr. Kehoe is a designated LLB from the University of Windsor, JD from the University of Detroit Mercy, LLM specializing in securities law from Osgoode Hall Law School, CRCP from Wharton University of Pennsylvania, and has received securities regulation training from Harvard. In 2012, he received the Queens Diamond Jubilee Medal for contributions to Canada and was a member of the Appointment Committee for Justice of the Peace in Ontario.

About LiveReel

Established in 1997, LiveReel Media Corporation is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

Contact:
Henry Kneis, CFO
(416) 649-5085